EXHIBIT 99.2

    MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND RELATED NOTES FOR THE YEAR THEN ENDED. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN UNITED STATES ("US GAAP").

OVERVIEW

     We are a global provider of high performance wireline and wireless broadband communication silicon solutions for telecommunications, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public, home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Metalink's wireless solutions, MIMO-based WLANPLUS(TM), are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications.

     In early 2008, we issued an "end-of-life" notice to our customers, according to which we are discontinuing the production of several of our digital subscriber line, or DSL components (wireline products).

     As we continue our transition away from the DSL chipset market, we invested most of our research and development resources during the last few years to developing high-throughput wireless local area network (HT-WLAN) chipsets.

     We believe that this reallocation of resources is reflected in our financial results and will continue to be reflected in our financial results unless and until we begin to realize significant revenues from the wireless LAN market.

     In 2008 our R&D resources were focused entirely on our wireless solution development.

     Revenues in 2008 were $7.2 million a decrease of 30% compared with revenues of $10.2 million in 2007. The decrease was due to decline in demand for both our SHDSL and for our VDSL products. Operating loss for 2008 was $22.6 million, compared to operating loss of $25.6 million in 2007. Said decrease was achived mainly due to operating expenses reduction plan that the company implemented in 2008.

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CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. A change in those accounting rules can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. These estimates include assessing the collectability of accounts receivable, and the use and recoverability of inventory. Actual results could differ from those estimates. The markets for our products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future realizability of our assets.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

     Revenue is recognized upon the shipment of products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. We generally provide a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

     Our revenue recognition policy is significant because our revenue is a key component of our operations. In addition, our revenue recognition determines the timing of certain expenses, such as royalties and sales commissions. Our revenue recognition policy requires that we make a judgment as to whether collectability is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer's payment history and its financial strength. In some cases, we secure payments by a letter of credit or other instrument.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on a moving average basis. We regularly review inventory values and quantities on hand and write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory items past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

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STOCK-BASED COMPENSATION

     The Company applies SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). The Company's net loss for the year ended December 31, 2008 and 2007 includes $1.8 million and $1.5 million of compensation expenses related to the Company's share-based compensation awards, respectively. The stock based compensation accounting is critical because of the discretion of management in determining the inputs that is used in calculation of the fair value of options granted. Such inputs include the Company's share volatility, and the expected term of options granted.

CHANGES TO FINANCIAL ACCOUNTING STANDARDS

     In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." The FSP amends Statement 157 by incorporating "an example to illustrate key considerations in determining the fair value of a financial asset" in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

The FSP's illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

          o Objective of Fair Value - The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

          o Distressed Transactions - "Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value." The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

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          o    Relevance of Observable Data - Observable market data may require significant adjustment to meet the objective of fair value. "For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment." If the adjustment is significant, the measurement would be considered Level 3.

          o    The Company's Assumptions and Nonperformance and Liquidity Risks
               - The use of the Company's internal "assumptions about future cash flows and appropriately risk-adjusted discount rates" is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

          o Third Party Pricing Quotes - Quotes and information obtained from brokers or pricing services "are not necessarily determinative if an active market does not exist for the financial asset" being measured. In addition, "an entity should place less reliance on quotes that do not reflect actual market transactions."

The Company considered the guidance in this FSP in evaluating certain of its debt securities that are traded in inactive markets.

     In May 2008, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The FASB believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. We do not expect that the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

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     In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1,
"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("APB 14-1"). APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. APB 14-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of APB 14-1 on its consolidated financial statements.

     In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock. The Consensus was reached on the following three issues:

          1. How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

          2. How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.

          3. How an issuer should account for market-based employee stock option valuation instruments.

This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted. We do not expect that the adoption of EITF 07-5 to have a material impact on our consolidated financial statements.

A.   OPERATING RESULTS

GENERAL

     REVENUES. Our revenues have been derived from sales of our chipsets to our customers with whom we have OEM partnerships for the design of DSL systems based on our solutions. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. For the year ended December 31, 2008, three customers accounted for approximately 63% of our revenues.

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     We sell our chipsets in Europe, Asia and North America through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2008, approximately 84% of our sales were to customers in Europe and Israel, 1% in North America and 15% in Asia.

     COST OF REVENUES. Our cost of revenues consists primarily of materials and components used in the manufacture and assembly of our chips, depreciation and amortization of equipment used in the manufacturing process, salaries and other personnel related expenses for those engaged in operations, fees for subcontractors who manufacture, assemble and test our chipsets, and other overhead expenses and royalties paid to the Government of Israel and to certain third parties.

     GROSS RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other personnel related expenses for those engaged in the design, development and enhancement of our products, software license fees, depreciation and amortization of equipment and software used in research and development, and other overhead expenses. In addition, we subcontract certain activities mainly the mask development production of our chips to unaffiliated third parties. Research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives.

     RESEARCH AND DEVELOPMENT, NET. The Government of Israel, through the Office of the Chief Scientist, encourages certain research and development projects. Since 2003 we have been receiving grants from the Office of the Chief Scientist for the development of our products. In addition, the European Commission encourages research and development projects, which are performed as part of an international consortium. In 2004, 2005 and 2006, we received grants from the European Commission for the development of our products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

     SELLING AND MARKETING. Selling and marketing expenses consist primarily of salaries and other personnel related expenses for those engaged in the sales, marketing and support of our products, as well as commissions, trade show, promotional and public relations expenses. Our success in increasing revenues depends on our ability to increase our customer base, achieve design wins, drive industry standards and introduce new products and product applications.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel related expenses for executive, accounting and administrative personnel, professional fees, and other general corporate expenses.

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     STOCK BASED COMPENSATION.

     In 2006 we initially implemented the provisions of SFAS No. 123(R). The implementation of SFAS No. 123(R) resulted in 2008 and in 2007 in stock-based compensation expenses of $1.8 million and $1.5 million, resptectively.

     FINANCIAL INCOME, NET. In 2008, Financial Income, net is primarily attributable to the decrease in the fair value of the warrants carried in fair value, relating to the loan received, accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance. In the years 2006 and 2007, Financial income, net consisted primarily of interest earned on marketable debt securities and certificates of deposits in which we invested and gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies.

     TAXES. Israeli companies are generally subject to Corporate Tax at the corporate rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we are eligible for tax benefits under our "approved enterprise" programs, which should result in our taxable income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

     The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations.

                                                      YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     2006      2007      2008
                                                    ------    ------    ------

Revenues .........................................     100%      100%      100%
Cost of revenues:
   Costs and expenses ............................      49        47        41
   Royalties to the Government of Israel .........       3         3         3
                                                    ------    ------    ------
Total Cost of revenues ...........................      52        50        44
                                                    ------    ------    ------
Gross profit .....................................      48        50        56
Operating expenses:
   Gross research and development ................     141       251       314
   Royalty bearing grant .........................      20        26        43
                                                    ------    ------    ------
   Research and development, net .................     121       225       271
   Selling and marketing .........................      34        53        63
   General and administrative ....................      14        24        37
                                                    ------    ------    ------
Total operating expenses .........................     169       302       371
                                                    ------    ------    ------
Operating loss ...................................    (121)     (252)     (315)
Financial income, net ............................       9        13        23
Net loss .........................................    (112)%    (239)%    (292)%
                                                    ------    ------    ------

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YEAR ENDED DECEMBER 31, 2008 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

     REVENUES. Revenues in 2008 were $7.2 million a decrease of 30% compared with revenues of $10.2 million in 2007. In 2008 we faced a decrease in demand for both our SHDSL and for our VDSL products.

     COST OF REVENUES. Cost of revenues was $3.2 million in 2008, a decrease of $1.8 million compared with cost of revenues of $5 million in 2007. Said decrease is in-line with the Company's decrease in revenues. Cost of revenues as a percentage of revenues decreased in 2008 to 44% from 50% in 2007.

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $22.5 million in 2008, a decrease of $3 million compared with gross research and development expenses of $25.5 million in 2007. Said decrease was achived mainly due to operating expenses reduction plan that the company implemented in 2008. Gross research and development as a percentage of revenues increased to 314% in 2008 from 251% in 2007. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist, totaling $3.1 million in 2008 compared with grants from the Office of the Chief Scientist of $2.6 million in 2007, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $19.5 million in 2008, or 271% of revenues, compared with $22.9 million in 2007, or 225% of revenues.

     SELLING AND MARKETING. Selling and marketing expenses were $4.5 million in 2008, a decrease of $0.9 million compared with selling and marketing expenses of $5.4 million in 2007. This decrease is primarily attributable to personal and related expenses due to the decrease in selling and marketing personnel in 2008 compared to 2007. Selling and marketing expenses, as a percentage of revenues, were 63% in 2008 compared to 53% in 2007.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.6 million in 2008, an increase of $0.1 million compared with general and administrative expenses of $2.5 million in 2007. This increase is primarily attributable to professional expenses. General and administrative expenses as a percentage of revenues were 37% in 2008 compared to 24% in 2007.

     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.8 million in 2008 compared with Stock-based compensation expenses of $1.5 million in 2007, an increase of $0.3 million. The increase is attributable to an increase in Restricted Stock Units (RSU) grants to employees in 2008 compared to 2007. Stock-based compensation expenses are included in profit and loss items both in 2008 and 2007. Stock-based compensation expenses as a percentage of revenues in 2008 were 24.9% compared to 14.7% in 2007.

     FINANCIAL INCOME, NET. Financial income, net was $1.6 million in 2008, an increase of $0.3 million compared with financial income, net of $1.3 million in 2007. Said increase is primarily attributable to the decrease in the fair value of the warrants carried at fair value accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance.

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YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

     REVENUES. Revenues in 2007 were $10.2 million a decrease of $4.3 million compared with revenues of $14.5 million in 2006. Our revenues in 2007 included a first-time revenues of $0.3 of the Company's WLANPLUS chipsets, with the remainder derived from legacy XDSL sales. In 2007 we faced a decrease in demand for both our SHDSL and for our VDSL products.

     COST OF REVENUES. Cost of revenues was $5 million in 2007, a decrease of $2.5 million compared with cost of revenues of $7.5 million in 2006. Said decrease is in-line with the Company's decrease in revenues. Cost of revenues as a percentage of revenues decreased in 2007 slightly to 50% from 52% in 2006.

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $25.5 million in 2007, an increase of $5 million compared with gross research and development expenses of $20.5 million in 2006. Said increase is due to enhancement of our Wireless LAN products research and development efforts, primarily attributable to personal and related expenses and to subcontractors related expenses. Gross research and development as a percentage of revenues increased to 251% in 2007 from 141% in 2006. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist, totaling $2.6 million in 2007 compared with grants from the Office of the Chief Scientist and from the European Commission of $2.9 million in 2006, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $22.9 million in 2007, or 225% of revenues, compared with $17.6 million in 2006, or 121% of revenues.

     SELLING AND MARKETING. Selling and marketing expenses were $5.4 million in 2007, an increase of $0.5 million compared with selling and marketing expenses of $4.9 million in 2006. This increase is primarily attributable to personal and related expenses due to the increase in selling and marketing personnel in 2007 compared to 2006. Selling and marketing expenses, as a percentage of revenues, were 53% in 2007 compared to 34% in 2006.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.5 million in 2007, an increase of $0.5 million compared with general and administrative expenses of $2.0 million in 2006. This increase is primarily attributable to personal and related expenses and to professional expenses. General and administrative expenses as a percentage of revenues were 24% in 2007 compared to 14% in 2006.

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     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.5 million in 2007 compared with Stock-based compensation expenses of $1.2 million in 2006, an increase of $0.3 million. The increase is attributable to an increase in option grants to employees in 2007 compared to 2006 at a similar weighted average fair value of options granted. Stock-based compensation expenses are included in profit and loss items both in 2007 and 2006. Stock-based compensation expenses as a percentage of revenues in 2007 were 14.7% compared to 8.3% in 2006.

     FINANCIAL INCOME, NET. FINANCIAL INCOME, NET WAS $1.3 MILLION IN 2007 AND IN 2006.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2008, we had cash and cash equivalents of $5.2 million and short-term investments of $0.7 million. At December 31, 2007, we had cash and cash equivalents of $7.3 million, short-term investments of $17.2 million and long-term investments of $2.2 million. In August 2007, the Company has entered into Purchase Agreements with institutional investors ("Purchase Agreements"). Pursuant to the Purchase Agreements, the Company agreed to sell 3,200,000 ordinary shares at $6.00 per share. The net proceeds from the Purchase Agreements amounted to $18 million.

     Bridge Loan. On September 9, 2008 we entered into a short term secured loan agreement with an institutional investor.

     According to the loan agreement, the lender agreed to extend us a loan of $3.5 million at the first stage ("First Loan") and, at our request, an additional loan of up to $4.5 million ("Second Loan"). The key terms of the loan agreement are as follows:

  o The outstanding principal amount (including of the Second Loan) is due and payable in one payment 12 months after the first closing;

  o The outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at our election, on a quarterly basis;

  o The loan may be prepaid by us at any time and is subject to a mandatory prepayment upon a change of control; and

  o The loan is secured by a first priority fixed charge on all of ours intellectual property and a first priority floating charge on all of our other assets.

     The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, our ability to incur additional debt or sell the collateral, without the consent of the lender.

     In addition, in consideration for the First Loan, we issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, if any, we undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

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     Under the agreement, we received in September 2008 a loan in the amount of
$3,500 ("First Loan") offset by issuance expenses in the amount of $313. As of the date of this filling, we received half of the Second Loan at the amount of $2,250, Concurrently with the draw down of the $2,250, we and the lender entered into an amendment to the loan agreement, whereby the company shall receive the loan of $ 4,500 contemplated in the original loan agreement to be provided in one tranche, in two tranches of $2,250 each - the first partial tranche which was provided immediately as set forth above, and a second tranche which shall be provided at the request of the Company, within 60 days following the completion of certain terms and conditions which must occur on or before June 30, 2009.

     The Company is currently seeking for additional funds that will allow it to meet its immediate obligations including the loan, described above, which matures in September 2009.

     In the event that the Company does not generate revenues or raise sufficient additional funds by a public offering or a private placement, the Company will consider alternative financing options, if any, or be forced to scale down or perhaps even cease its operations.